

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 9, 2008

<u>Via U.S. mail and facsimile</u>

Mr. Thomas E. Faust, Jr.
Chief Executive Officer
Eaton Vance Corp.
255 State Street
Boston, MA 02109

> **RE: Form 10-K for the fiscal year ended October 31, 2007**
> **File No. 001-08100**

Dear Mr. Faust:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

You may contact Edward Kelly, Staff Attorney, at (202) 551-3728 or, in his absence, Jennifer Hardy, Legal Branch Chief, at (202) 551-3767 if you have any questions regarding legal matters. If you have any questions regarding comments on the financial statements and related matters, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief